EXHIBIT 1

JOINT FILING AGREEMENT

Hero Grand Everbright International Limited and Jianzhong Cui, in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such person or entity, that each such person or entity is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such person or entity contained therein.

DATE: May 18, 2018	Hero Grand Everbright International Limited
/s/ Hero Grand Everbright International Limited

Jianzhong Cui
/s/ Jianzhong Cui

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)